UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vapotherm, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

922107 10 7

(CUSIP Number)

Joseph F. Army

President and Chief Executive Officer

Vapotherm, Inc.

100 Domain Drive

Exeter, New Hampshire 03833

(603) 658-0011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 922107 30 5	SCHEDULE 13D	Page 2 of 7

1	Name of Reporting Persons: Joseph F. Army
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 493,393
	8	Shared Voting Power 40,717
	9	Sole Dispositive Power 493,393
	10	Shared Dispositive Power 40,717

11	Aggregate Amount Beneficially Owned By Each Reporting Person 534,110
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person: IN

(1)

Includes: (a) 390,942 shares of common stock held directly by the reporting person; (b) 42,928 shares of common stock issuable upon exercise of stock options within 60 days of September 14, 2023; (c) 59,523 shares of common stock issuable upon exercise of a warrant; (d) 40,625 shares of common stock held by the Kimberly D. Army Revocable Trust; and (e) 62 shares of common stock and 30 shares of common stock issuable upon exercise of stock options within 60 days of September 14, 2023 held by the reporting person’s spouse.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) hereby amends and supplements a Schedule 13D dated November 28, 2022 (the “Original Statement”),

Except as set forth below, there are no changes to the information in the Original Statement. All terms used but not defined in this Amendment No. 1 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

All numbers have been adjusted to reflect a one-for-eight reverse stock split of VAPO’s common stock effective August 18, 2023.

Item 3.	Source and Amount of Funds or Other Consideration.

From August 11, 2023 through September 8, 2023, the Reporting Person purchased an aggregate of 187,498 shares of VAPO common stock in open market transactions as follows:

Date of Purchase	Number of Shares Purchased	Average Price per Share	Total Purchase Price
August 11, 2023	27,109	$3.1136	$84,407
August 14, 2023	2,742	$3.196	$8,763
August 15, 2023	7,647	$3.3592	$25,688
August 18, 2023	7,489	$3.0736	$23,018
August 21, 2023	27,604	$3.6242	$100,042
August 22, 2023	14,907	$3.9847	$59,400
September 7, 2023	21,987	$3.3091	$72,757
September 8, 2023	28,013	$3.4325	$96,155
September 8, 2023	50,000	$3.5816	$179,080
TOTAL	187,498		$649,310

The source and amount of funds used by the Reporting Person to acquire these additional shares were personal funds in the amount of approximately $650,000.

On February 10, 2023, the Reporting Person purchased 59,523 shares of VAPO common stock and a warrant to purchase 59,523 shares of VAPO common stock at an exercise price of $9.36 per share in a private placement. The purchase price of this transaction was $8.40 per unit and the source and amount of funds used by the Reporting Person to acquire these additional shares were personal funds in the amount of approximately $500,000.

Item 4.	Purpose of Transaction.

The purchases from February 10, 2023 to September 8, 2023 by the Reporting Person were purchased for general investment purposes. The Reporting Person and immediate family members and related entities of the Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of VAPO common stock or other securities of VAPO or engage in discussions with VAPO concerning further acquisitions of shares of VAPO common stock or other securities of VAPO or further investments in VAPO. The Reporting Person intends to review his investment in VAPO on a periodic basis and, depending upon the price and availability of shares of VAPO common stock or other securities of VAPO, subsequent developments affecting VAPO, VAPO’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in VAPO.

In addition, from time to time, the Reporting Person and his spouse who is also an employee of VAPO, may acquire beneficial ownership of additional shares of VAPO common stock or other securities of VAPO as compensation from VAPO, including, including, but not limited to, options to purchase shares of VAPO common stock, restricted stock units covering shares of VAPO common stock, performance stock units covering shares of VAPO common stock or other stock awards of shares of VAPO common stock.

Except as otherwise provided in this Item 4 and other than as to matters that the Reporting Person as a director and officer of VAPO may consider and discuss with other VAPO board members and officers from time to time, the Reporting Person is not aware of any present plans or proposals, which relate to or would result in:

•	the acquisition by any person of additional securities of VAPO or the disposition of securities of VAPO;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving VAPO;

•	a sale or transfer of a material amount of assets of VAPO;

•	any change in the present board of directors or management of VAPO, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material changes in the present capitalization or dividend policy of VAPO;

•	any other material changes in VAPO’s business or corporate structure;

•	changes in VAPO’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of VAPO by any person;

•

causing a class of securities of VAPO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of VAPO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•	any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer.

(a) 1. Amount beneficially owned: The Reporting Person beneficially owns 534,110 shares of VAPO common stock, which includes (a) 390,942 shares of VAPO common stock held directly by the Reporting Person; (b) 42,928 shares of VAPO common stock issuable within 60 days of September 14, 2023 upon exercise of stock options held by the Reporting Person; (c) 59,523 shares of common stock issuable upon exercise of a warrant held by the Reporting Person; (d) 40,625 shares of common stock held by the Kimberly D. Army Revocable Trust; (e) 62 shares of VAPO common stock and 30 shares of VAPO common stock issuable upon exercise of stock options held by the Reporting Person’s spouse. The Reporting Person has sole voting and dispositive power over such shares, except for the shares held by the Kimberly D. Army Revocable Trust and the Reporting Person’s spouse, of which he shares voting and dispositive power.

2. Percent of class: 8.6%, as of September 14, 2023, based on 6,135,452 shares of VAPO common stock as outstanding as of September 14, 2023.

(b) Number of shares as to which the reporting person has:

(i)	Sole power to vote or to direct the vote	493,393
(ii)	Shared power to vote or to direct the vote	40,717
(iii)	Sole power to dispose or to direct the disposition of	493,393
(iv)	Shared power to dispose or to direct the disposition of	40,717

(c) Other than the open market purchases effected from August 11, 2023 to September 8, 2023 as reported in this Amendment No. 1, the Reporting Person has not effected any other transactions in VAPO common stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of VAPO common stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person, together with certain other holders of VAPO common stock, is a party to a Tenth Amended and Restated Registration Rights Agreement with VAPO which imposes certain affirmative obligations on VAPO and also grants certain rights to the holders, including certain registration rights with respect to the registrable securities held by them, and which agreement was filed as Exhibit 99.1 to the Original Statement.

The Reporting Person, together with certain other holders of VAPO common stock, is a party to a Securities Purchase Agreement dated February 7, 2023 with VAPO. The Reporting Person also holds a warrant to purchase 59,523 shares of VAPO common stock at an exercise price of $9.36 per share. The Securities Purchase Agreement and a form of warrant agreement representing this warrant is filed as Exhibits 99.1 and 99.2, respectively, to this Amendment No. 1.

The Reporting Person holds stock options to purchase an aggregate of 46,210 shares of VAPO common stock at exercise prices ranging between $97.28 and $214.88 per share, restricted stock units covering an aggregate of 1,154 shares of VAPO common stock, and performance stock units covering 19,917 shares of VAPO common stock, assuming target performance. In addition, the spouse of the Reporting Person holds stock options to purchase an aggregate of 30 shares of VAPO common stock at exercise prices ranging between $13.44 and $137.20 per share. The equity plan under which these equity awards have been granted and the form of award agreements representing these equity awards were previously filed as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6 to the Original Statement.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of VAPO.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Securities Purchase Agreement, dated as of February 7, 2023, among Vapotherm, Inc. and each Purchaser party thereto (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on February 8, 2023 (File No. 001-38740) and incorporated herein by reference).

99.2	Form of Warrant to Purchase Common Stock, dated February 10, 2023, issued by Vapotherm, Inc. in Connection with February 2023 Private Placement (previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed on February 8, 2023 (File No. 001-38740) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2023

/s/ Joseph F. Army
Joseph F. Army